UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 16, 2019

VIACOM INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32686	20-3515052

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1515 Broadway, New York, NY	10036

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 258-6000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.001 per share	VIA	NASDAQ Global Select Market
Class B common stock, par value $0.001 per share	VIAB	NASDAQ Global Select Market

Section 1 – Registrant’s Business and Operations

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

As previously announced, on August 13, 2019, Viacom Inc., a Delaware corporation (“Viacom”), and CBS Corporation, a Delaware corporation (“CBS”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, Viacom will merge with and into CBS (the “Merger”), with CBS continuing as the surviving company. At the effective time of the Merger, CBS will be renamed ViacomCBS Inc. (“ViacomCBS”).

On October 16, 2019, Viacom and CBS entered into Amendment No. 1 (the “Amendment”) to the Merger Agreement. The Amendment provides, among other things, that one or both of the parties will take actions to (i) delist the shares of Class A common stock, par value $0.001 per share, and Class B common stock, par value $0.001 per share, of CBS (collectively, the “CBS Common Stock”) from the New York Stock Exchange, (ii) cause each issued and outstanding share of CBS Common Stock (which will remain an issued and outstanding share of ViacomCBS at the effective time of the Merger) to be approved for listing on the NASDAQ Global Select Market (“NASDAQ”), and (iii) cause the shares of Class A common stock, par value $0.001 per share, and Class B common stock, $0.001 per share, of ViacomCBS to be issued to Viacom stockholders in connection with the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the effective time of the Merger.

Except as modified by the Amendment, the terms of the Merger Agreement in the form attached as Exhibit 2.1 to the Current Report on Form 8-K filed by Viacom with the U.S. Securities and Exchange Commission on August 19, 2019 are unchanged.

The foregoing description of the Amendment is qualified in its entirety by the terms and conditions of the Amendment, which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

Section 9 – Financial Statements and Exhibits

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

The following exhibits are filed as part of this Current Report on Form 8-K:

Exhibit No.	Description of Exhibit

2.1	Amendment No. 1, dated as of October 16, 2019, by and between Viacom and CBS, to the Agreement and Plan of Merger, dated as of August 13, 2019, by and between Viacom and CBS.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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Important Information About the Proposed Merger Between CBS and Viacom and Where To Find It

In connection with the proposed merger between CBS and Viacom, CBS will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint consent solicitation statement of CBS and Viacom and that will also constitute a prospectus of CBS. CBS and Viacom may also file other documents with the SEC regarding the proposed merger. This Current Report on Form 8-K is not a substitute for the joint consent solicitation statement/prospectus or registration statement or any other document which CBS or Viacom may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT CONSENT SOLICITATION STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the joint consent solicitation statement / prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com).

Participants in the Solicitation

CBS and Viacom and their respective directors and executive officers may be deemed to be participants in the solicitation of consents in respect of the proposed merger. Information regarding CBS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in CBS’ Form 10-K for the fiscal year ended December 31, 2018 and its proxy statement filed on April 12, 2019, both of which are filed with the SEC. Information regarding Viacom’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Viacom’s Form 10-K for the fiscal year ended September 30, 2018 and its proxy statement filed on January 25, 2019, both of which are filed with the SEC. A more complete description and information regarding directors and executive officers will be included in the registration statement on Form S-4 or other documents filed with the SEC when they become available. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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Cautionary Notes on Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed merger and the anticipated benefits thereof. These and other forward- looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed merger or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed merger may not be completed on anticipated terms and timing, (ii) a condition to closing of the proposed merger may not be satisfied, including obtaining regulatory approvals, (iii) the anticipated tax treatment of the proposed merger may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed merger, (v) potential litigation relating to the proposed merger that could be instituted against CBS, Viacom or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger, (vii) any negative effects of the announcement, pendency or consummation of the proposed merger on the market price of CBS’ or Viacom’s common stock and on CBS’ or Viacom’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed merger, (ix) the risks and costs associated with the integration of, and the ability of CBS and Viacom to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed merger will harm CBS’ or Viacom’s business, including current plans and operations, (xi) the ability of CBS or Viacom to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in CBS’ and Viacom’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint consent solicitation statement / prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here and the list of factors to be presented in the registration statement on Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity. Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM INC.

By:	/s/ Christa A. D’Alimonte
Name:	Christa A. D’Alimonte
Title:	Executive Vice President, General Counsel and Secretary

Date: October 16, 2019

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Exhibit 2.1

AMENDMENT NO. 1

TO THE

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (this “Amendment”), dated as of October 16, 2019, to the Agreement and Plan of Merger, dated as of August 13, 2019 (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”), by and between CBS Corporation, a Delaware corporation (“Comet”), and Viacom Inc., a Delaware corporation (“Venus”), is by and between Comet and Venus, and is being executed by the NAI Parties solely in respect of paragraph 3 of this Amendment.

WHEREAS, pursuant to Section 9.03 of the Merger Agreement, the parties hereto wish to mutually agree to amend certain provisions of the Merger Agreement as described herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

2. Amendments.

(a) The text of Section 7.13 of the Merger Agreement is hereby amended and restated as follows:

“Exchange Listing.

(a) Comet and Venus shall cooperate and use reasonable best efforts in taking, or causing to be taken, all actions necessary to (i) delist the Comet Common Stock from the NYSE (if the NYSE is not the Selected Exchange) and (ii) cause all issued and outstanding shares of Comet Common Stock to be approved for listing on the Selected Exchange (unless such shares are already listed on the Selected Exchange).

(b) Comet shall use its reasonable best efforts to cause the shares of Comet Common Stock to be issued in connection with the Merger and shares of Comet Common Stock to be reserved upon settlement or exercise of equity awards in respect of Comet Common Stock to be approved for listing on the Selected Exchange, subject to official notice of issuance, prior to the Effective Time. Prior to the Effective Time, Comet and Venus shall cooperate and use reasonable best efforts to agree on the ticker symbol of the Surviving Corporation, which such ticker symbol shall be reasonably acceptable to Neptune.”

(b) The text of Section 8.01(e) of the Merger Agreement is hereby amended and restated as follows:

“Exchange Listing.

(i) Unless the NYSE is the Selected Exchange, all issued and outstanding shares of Comet Common Stock shall have been approved for listing on the Selected Exchange.

(ii) The shares of Comet Class A Common Stock and Comet Class B Common Stock to be issued in the Merger shall have been approved for listing on the Selected Exchange, subject to official notice of issuance.”

(c) The following definition is hereby added to Section 10.12 of the Merger Agreement where alphabetically appropriate:

““Selected Exchange” shall mean the Nasdaq Global Select Market or, if mutually agreed by Comet and Venus, the NYSE.”

(d) The text of Article X, Section 3(A) of Exhibit B to the Merger Agreement is hereby amended and restated as follows:

““Fair Market Value” shall mean, with respect to a share of the Corporation’s capital stock of any class or series, the volume weighted average sales price for such a share on the Nasdaq Global Select Market or, if such stock is not listed on such exchange, on the principal U.S. registered securities exchange on which such stock is listed, during the 30 most recent days on which shares of stock of such class or series shall have been traded preceding the day on which notice of redemption shall be given pursuant to this Section (3); provided, however, that if shares of stock of such class or series are not traded on any securities exchange, “Fair Market Value” shall be determined by the Board of Directors in good faith; and provided, further, that “Fair Market Value” as to any stockholder who purchased his stock within 120 days of a Redemption Date need not (unless otherwise determined by the Board of Directors) exceed the purchase price paid by him.”

(e) The proviso to Article XI, Section 3(b) of Exhibit C to the Merger Agreement is hereby amended and restated as follows:

“; provided that each such member must meet all director independence and other standards of the Nasdaq Global Select Market (or, if the Corporation is listed on the New York Stock Exchange, all director independence and other standards of the New York Stock Exchange) and the U.S. Securities and Exchange Commission applicable to his or her service.”

(f) The proviso to Article XI, Section 3(c) of Exhibit C to the Merger Agreement is hereby amended and restated as follows:

“; provided that each such designated chairperson must meet all director independence and other standards of the Nasdaq Global Select Market (or, if the Corporation is listed on the New York Stock Exchange, all director independence and other standards of the New York Stock Exchange) and the U.S. Securities and Exchange Commission applicable to his or her service.”

(g) The Comet Disclosure Letter and the Venus Disclosure Letter are hereby amended and restated as set forth in Schedule I to this Amendment.

3. Written Consent of the NAI Parties. Each of the NAI Parties hereby consents to each of the amendments to the Merger Agreement set forth herein, in each case in satisfaction of any notice or consent requirements in respect thereof set forth in the Support Agreement or otherwise.

4. References. Each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder”, “herein”, “hereby” or words of similar import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, all references in the Merger Agreement, the Comet Disclosure Letter and the Venus Disclosure Letter to “the date hereof” or “the date of this Agreement” shall refer to August 13, 2019.

5. Effect of Amendment. Except as otherwise expressly provided herein, all of the terms, agreements and conditions of the Merger Agreement remain unchanged and continue in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment, waiver or (except as set forth in paragraph 3 of this Amendment) consent of any other term, agreement or condition of the Merger Agreement or any of the documents referred to therein.

6. Miscellaneous. Section 9.03, Section 9.04 and Article X of the Merger Agreement shall apply mutatis mutandis to this Amendment.

[Remainder of Page Intentionally Left Blank]

CBS CORPORATION,

by	/s/ Joseph R. Ianniello

Name: Joseph R. Ianniello
Title: President and Acting Chief Executive Officer

VIACOM INC.,

by	/s/ Robert M. Bakish

Name: Robert M. Bakish
Title: President & Chief Executive Officer

NATIONAL AMUSEMENTS, INC., solely in respect of paragraph 3 of this Amendment

by	/s/ Thaddeus Jankowski
Name: Thaddeus Jankowski
Title: Vice President

NAI ENTERTAINMENT HOLDINGS LLC, solely in respect of paragraph 3 of this Amendment

by	/s/ Thaddeus Jankowski
Name: Thaddeus Jankowski
Title: Vice President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Schedule I